October 2, 2009
VIA EDGAR
Jim Rosenberg
Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549

Re:	First Mercury Financial Corporation Form 10-K for the Period Ended December 31, 2008 Definitive Proxy Statement on Schedule 14A filed on April 13, 2009 File No. 001-33077
Dear Mr. Rosenberg:
Please find First Mercury Financial Corporation’s responses to the SEC comment letter dated September 18, 2009 below. For your convenience, each of the Staff’s comments is reprinted below.
Form 10-K for the Period Ended December 31, 2008
Comment 1: Management’s Discussion and Analysis of Financial Condition and Results
Results of Operations, 2008 Net Investment Income and Net Realized Gains (Losses) on Investments, page 46
Please revise your discussion to explain the factors contributing to the decline in fair value of your mark-to-market instruments under SFAS 155 and SFAS 159.
Response:
In the Company’s Form 10-Q for period ended September 30, 2009 and Form 10-K for the year ending December 31, 2009, the Company will expand its discussion to clearly explain the factors that contribute to the changes in fair value for our mark-to-market instruments under SFAS 155 and SFAS 159. An example of our expanded disclosure utilizing December 31, 2008 information is: “Net realized losses for the year ended December 31, 2008 were principally due to mark to market declines in securities carried at market in accordance with SFAS 155 and SFAS 159 of approximately $14.6 million and $4.1 million of other-than-temporary impairments. The mark to market declines of securities carried at market in accordance with SFAS 155 and SFAS 159 of approximately $14.6 million were predominantly related to convertible securities. Convertible security valuations were under significant pressure over the period due to hedge fund deleveraging during a significant equity market decline and widening corporate bond spreads.”

Comment 2: Operating Expenses/Other Operating Expenses, page 46
Please revise your discussion to better explain why other underwriting and operating expenses increased by $15.8 million or 31% during 2008 compared to 2007. Your explanation should address why the expenses increased at a proportionally higher rate than premiums and should discuss the underlying causes for the increase in commissions and other acquisition costs and the offsetting decrease in general and administrative expenses.
Response:
In the Company’s Form 10-Q for period ended September 30, 2009 and Form 10-K for the year ending December 31, 2009, the Company will expand its discussion to more clearly explain the underlying causes for the changes in other underwriting and operating expenses. An example of our expanded disclosure utilizing December 31, 2008 information is: “Other underwriting and operating expenses, which consist of commissions, other acquisition costs, and general and underwriting expenses, net of acquisition cost deferrals, increased by $15.8 million. The increase was principally due to an increase in commissions and general and underwriting expenses of $19.0 million related to our insurance services operations, which are unrelated to premiums. The $19.0 million increase is primarily due to our acquisition of AMC on February 1, 2008. This increase was partially offset by an increase in deferrals of acquisition expenses related to the Company’s 41% increase in net written premiums during 2008, net of increases in other underwriting and operating expenses.”
Consolidated Financial Statements
Comment 3: 1. Summary of Significant Accounting Policies Goodwill and Intangible Assets, page 80
Please tell us why you have no apparent impairment of your goodwill and indefinite-lived intangible assets given that your market capitalization appears to be below your book value of equity since at least December 31, 2008. In your response, please identify your reporting units for goodwill impairment testing purposes. Also tell us how you determine the fair value for your indefinite-lived trade name and state insurance license intangible assets. To the extent your impairment tests indicate that impairment is avoided by narrow margins, please disclose this fact in MD&A along with the major assumptions used in your analysis and the impact of reasonably likely changes in your major assumptions.
Response:
All of the Company’s goodwill is from the acquisition of American Management Corporation (“AMC”) which occurred on February 1, 2008. Based on an evaluation under SFAS 142, the Company determined that 1) the goodwill is attributable to AMC as a reporting unit and 2) there has been no impairment of goodwill since the date of acquisition. Since the AMC reporting unit is not significant to the Company as a whole, as noted in the Company’s response to Comment 4, we do not use the market capitalization of the Company compared to the book value of the Company as a consideration in our goodwill impairment review.

The Company determines the fair value of its indefinite-lived trade name through the relief from royalty income valuation approach. The Company determines the fair value of its indefinite-lived state insurance licenses through the market valuation approach. The impairment analyses for these indefinite-lived intangible assets indicated that impairment was not avoided by a narrow margin. Since these intangibles are evaluated based on expected asset-specific cash flows, we do not use the market capitalization of the Company compared to the book value of the Company as a consideration in our impairment review.
In future filings, if the impairment of goodwill or intangibles is avoided by a narrow margin, we will disclose this fact along with the major assumptions used in our analysis and the impact of reasonably likely changes in our major assumptions. In addition, we will disclose our consideration of AMC as a reporting unit.
Comment 4: Segment Information, page 85
With your acquisition of insurance agency business, American Management Corporation, in February 2008, it appears that your commission and fee revenues have almost quadrupled since 2007. You disclose that you manage your business in one operating segment, Insurance Underwriting and Services Operations. Given the perceived significant economic differences between insurance underwriting and insurance agencies, please demonstrate to us how you manage these businesses as a single operating segment. In your response, please identify your chief operating decision maker and indicate how this decision maker allocates resources and assess performance of your operations. Please reference for us the authoritative literature you rely upon to support your accounting and presentation as a single operating segment.
Response:
The Company reports its consolidated financial statements as a single operating segment in accordance with SFAS 131. As of December 31, 2008, the Company’s Services Operations were less than 10% of reported revenue, the absolute amount of reported profit, and reported assets, and therefore do not meet the quantitative thresholds established in SFAS 131 to separately report the results of the Services Operations. Since we do not meet the quantitative criteria established in SFAS 131, we have not provided a discussion of the qualitative criteria from SFAS 131. In future periods, we will continue to evaluate the Company’s reporting as a single segment based on the criteria established in SFAS 131.
Comment 5: 17, Fair Value of Financial Instruments, page 106
Please revise your disclosure to clarify whether the broker quotes are binding or non-binding. Quantify the aggregate amount of binding quotes. In addition, describe the procedures you performed to validate the prices you obtained from third parties to ensure that fair value determination is consistent with SFAS 157, Fair Value Measurements, and that they are properly classified in the fair value hierarchy.

Response:
The estimated fair values of the Company’s fixed income securities, convertible bonds, and equity securities are based on prices provided by an independent, nationally recognized pricing service.  Approximately 96.3% of the Company’s fixed income security and equity security prices are obtained from the independent pricing service.  The prices provided by the independent pricing service are based on quoted market prices, when available, non-binding broker quotes, or matrix pricing.  The independent pricing service provides a single price or quote per security and the Company does not adjust security prices, except as otherwise disclosed.  The Company obtains an understanding of the methods, models and inputs used by the independent pricing service, and have controls in place to validate that amounts provided represent fair values, consistent with SFAS 157.  The Company’s controls include, but are not limited to, initial and ongoing evaluation of the methodologies used by the independent pricing service, a review of specific securities and an assessment for proper classification within the fair value hierarchy. We will revise future filings to disclose the information contained in this response.
Comment 6: Please revise your disclosure on page 107 to provide a description of the internally developed model you use in fair valuing your investment in the limited partnership.
Response:
In the Company’s Form 10-Q for period ended September 30, 2009 and Form 10-K for the year ending December 31, 2009, the Company will expand its disclosure to provide a description of the investment manager’s internally developed model which is used to value a portion of our investment in the limited partnership, as applicable. An example of our expanded disclosure utilizing December 31, 2008 information is: “One of the securities held by the limited partnership, which invests in high yield convertible securities, was valued through an internal model developed by the investment manager. The security was a convertible preferred stock that converted to an appraisal rights claim. The internal model consisted of a discounted price of the security plus interest at 5% over the Federal Reserve discount rate. The price of the security was reduced by approximately 50% to reflect lack of liquidity for the appraisal claim on the convertible preferred stock and uncertainty surrounding the resolution of the appraisal claim. The fair value of this security was $0.7 million of the $5.7 million fair value of the limited partnership investment, which was considered significant enough to classify the entire investment as a level 3 holding. This security was 0.1% of total investments at December 31, 2008.”
Definitive Proxy Statement on Schedule 14A filed on April 13, 2009
Comment 7: Compensation Discussion and Analysis, Our Process for Setting Executive Compensation Levels, page 14
Please file the letter agreement entered into with Mr. Fleckenstein, the company’s Chief Claims Officer, in July 2008 as an exhibit to the Form 10-K.
Response: The Company will file the letter agreement with Mr. Fleckenstein as an exhibit to the Form 10-Q for the period ended September 30, 2009.

Comment 8: Base Salary, page 16
Your Compensation Discussion and Analysis does not disclose the “specific objectives” referenced on page 16 used by the CEO and compensation committee, among various other factors, to determine increases in base salary for each named executive officer. Please provide us with draft disclosure to be included in your next proxy statement which provides a description of the specific objectives. To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified. Please also confirm that you will discuss the following:
▪	The extent to which each objective was achieved;

▪	The recommendations made by the CEO to the compensation committee based on the achievement or non-achievement of the objectives;

▪	The extent to which the committee exercised its discretion to modify the CEO’s recommendations;

▪	How this process ultimately translated into the actual salary increases awarded.
Response: In accordance with the Staff’s comment, the Company will describe the specific objectives (if any) that the Company uses to determine the base salaries of its named executive officers. For the determination of base salaries for 2010, the Compensation Committee plans to use competitive market data, the position of the executive officer and any changes in responsibilities and the executive’s contribution toward achieving enumerated corporate objectives. In response to the Staff’s comment, the following is the draft disclosure with respect to base salaries that the Company expects to include in its 2010 proxy statement:
“Each of our executive officers has a minimum base salary that is set by his employment agreement or letter. Potential increases to base salaries are reviewed annually by the Compensation Committee, with adjustments made based primarily on the recommendations of the Chief Executive Officer for officers other than himself. In reviewing base salaries, we have historically reviewed competitive market data supplied by our compensation consultant.  Base salary decisions are intended to adequately compensate executive officers for performing their duties and in a manner that maintains internal equitable treatment. Overall, base salary levels for executive officers are targeted, on average, around the 50th percentile for similar positions in our peer group and survey data.  Using competitive market data supplied by our compensation consultant as a guideline, in determining the base salaries of the named executive officers for 2010, the Company considered various factors, including the position of the executive officer, the compensation of officers in our peer group, the achievement of or progress toward achieving enumerated corporate objectives and changes in responsibilities. For 2010, the Compensation Committee used the following corporate objectives in its review of base salaries: management development and succession planning, continuation of the Company’s track record of profitable growth, progress toward integrating, developing and expanding underwriting platforms, reduction of the gross expense ratio, continued investor relations marketing efforts and identification of sources of capital to support growth plans. Based on these factors, the Chief Executive Officer recommended that the 2010 base salaries of the named executive officers be adjusted as follows: [INSERT: discussion of adjustments (if any) recommended by CEO to base salaries]. The Chief Executive Officer based these recommendations on [INSERT: discussion of competitive market data and position and responsibilities of individual named executive officers] and [INSERT: discussion of corporate objectives]. Based on this recommendation and on its own review, the Compensation Committee decided that for 2010, base salaries of the named executive officers [INSERT: discussion of adjustments to base salaries made by Compensation Committee]. For 2009, the same factors were used in determining adjustments to base salaries, including corporate objectives consistent with those described above. Despite achieving or substantial progress toward achieving most of the specific corporate objectives (or valid business reasons for not pursuing such objectives), the Chief Executive Officer recommended that the 2009 base salaries not be increased given the then-current economic environment. Based on this recommendation and on its own review, the Compensation Committee decided to maintain the 2009 base salaries of the named executive officers at their 2008 levels.”

Comment 9: 2008 Bonuses, page 16
We note the following statement on page 17: “The Compensation Committee then used its discretion to reduce the performance value to a lower multiple of target in recognition of the fact that the sale of ARPCO was a one time event.” The lower multiple of target has not been disclosed. Please confirm that in the future, as applicable, you will disclose the actual multiple of target used by the committee in determining total actual bonus awards to be paid to each named executive officer.
Response: The Company confirms that in the future, as applicable, it will disclose the actual multiple of target used by its Compensation Committee in determining the total actual bonus awards to be paid to each named executive officer.

Additional Information
The Company acknowledges that:
▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the above responses have adequately addressed your comments. Given that we intend to file our Form 10-Q for period ended September 30, 2009 in early November, we look forward to receiving the Staff’s response as promptly as practicable so that we can be assured that we have adequately addressed all of the staff’s comments prior to filing the September 30, 2009 Form 10-Q. Please do not hesitate to contact Michael Roskiewicz at 248-213-0445 or Edward LaFramboise at 248-213-0406 if you have further questions or comments.
Sincerely,
/s/ John A. Marazza
John A. Marazza
Executive Vice President, Chief Financial Officer, and Corporate Secretary
First Mercury Financial Corporation